Exhibit 19
FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
(in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Net sales	$1,287.8	$1,357.9	$3,905.3	$4,052.5
Cost of products sold	1,040.7	1,134.2	3,193.9	3,361.0
Gross profit	247.1	223.7	711.4	691.5
Operating expenses:
Selling, general and administrative expenses	128.4	111.6	381.6	364.5
Research and development	10.2	10.6	31.5	28.2
Facility consolidation and other costs	21.4	—	49.4	—
Other operating (income) expense, net	(2.8)	(2.7)	(12.3)	(13.9)

Operating income	89.9	104.2	261.2	312.7

Interest expense	17.0	18.4	54.8	54.8
Other non-operating (income) expense, net	(1.3)	(1.4)	(2.2)	—

Income before income taxes	74.2	87.2	208.6	257.9

Provision for income taxes	26.8	31.0	74.9	93.3

Net income	47.4	56.2	133.7	164.6

Less: Net income attributable to noncontrolling interests	—	0.3	—	3.3

Net income attributable to Bemis Company, Inc.	$47.4	$55.9	$133.7	$161.3

Basic earnings per share	$0.46	$0.53	$1.28	$1.51

Diluted earnings per share	$0.45	$0.53	$1.27	$1.51

Cash dividends paid per share	$0.25	$0.24	$0.75	$0.72

Comprehensive income (loss) attributable to Bemis Company, Inc.	$67.3	$(109.4)	$106.5	$67.6

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)

	September 30, 2012	December 31, 2011
ASSETS

Cash and cash equivalents	$123.3	$109.8
Accounts receivable, net	687.5	665.4
Inventories	653.6	646.0
Prepaid expenses and other current assets	125.1	127.8
Total current assets	1,589.5	1,549.0
Property and equipment, net	1,364.8	1,440.9
Goodwill	1,035.6	1,048.4
Other intangible assets, net	205.8	222.5
Deferred charges and other assets	81.2	59.6
Total other long-term assets	1,322.6	1,330.5

TOTAL ASSETS	$4,276.9	$4,320.4

LIABILITIES

Current portion of long-term debt	$0.2	$13.4
Short-term borrowings	6.4	1.7
Accounts payable	407.3	415.8
Accrued salaries and wages	122.4	95.8
Accrued income and other taxes	34.9	23.9
Other current liabilities	126.9	131.4
Total current liabilities	698.1	682.0

Long-term debt, less current portion	1,494.4	1,554.8
Deferred taxes	179.9	175.5
Other liabilities and deferred credits	286.9	326.0
Total Liabilities	2,659.3	2,738.3

EQUITY

Bemis Company, Inc. shareholders’ equity:
Common stock issued (127.2 and 126.9 shares)	12.7	12.7
Capital in excess of par value	540.7	532.4
Retained earnings	1,887.3	1,832.9
Accumulated other comprehensive loss	(117.9)	(90.7)
Common stock held in treasury (24.0 shares at cost)	(705.2)	(705.2)
Total Equity	1,617.6	1,582.1

TOTAL LIABILITIES AND EQUITY	$4,276.9	$4,320.4

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Nine Months Ended
	September 30,
	2012	2011
Cash flows from operating activities
Net income	$133.7	$164.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	157.2	166.7
Excess tax benefit from share-based payment arrangements	(0.3)	(1.2)
Share-based compensation	13.1	13.5
Deferred income taxes	(3.3)	15.7
Income of unconsolidated affiliated company	(2.1)	(2.1)
Cash dividends received from unconsolidated affiliated company	—	4.3
Loss (gain) on sale of property and equipment	0.2	(0.5)
Net facility consolidation and other costs	27.0	—
Changes in working capital, excluding effect of acquisitions	(20.8)	(117.0)
Net change in deferred charges and credits	(14.5)	6.5

Net cash provided by operating activities	290.2	250.5

Cash flows from investing activities
Additions to property and equipment	(92.4)	(92.2)
Business acquisitions and adjustments, net of cash acquired	(19.1)	(102.7)
Proceeds from sale of property and equipment	4.0	3.7

Net cash used in investing activities	(107.5)	(191.2)

Cash flows from financing activities
Proceeds from issuance of long-term debt	—	6.6
Repayment of long-term debt	(313.6)	(4.3)
Net borrowing of commercial paper	222.5	316.0
Net borrowing of short-term debt	5.1	1.0
Cash dividends paid to shareholders	(78.3)	(76.8)
Common stock purchased for the treasury	—	(161.1)
Purchase of subsidiary shares of noncontrolling interests	—	(89.7)
Excess tax benefit from share-based payment arrangements	0.3	1.2
Stock incentive programs and related tax withholdings	(5.1)	(4.0)

Net cash used in financing activities	(169.1)	(11.1)

Effect of exchange rates on cash and cash equivalents	(0.1)	(10.7)

Net increase in cash and cash equivalents	13.5	37.5

Cash and cash equivalents balance at beginning of year	109.8	60.4

Cash and cash equivalents balance at end of period	$123.3	$97.9

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(in millions, except share amounts)

	Bemis Company, Inc. Shareholders
	Common Stock	Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Noncontrolling Interests	Total
Balance at December 31, 2010	$12.7	$568.0	$1,751.9	$91.1	$(544.1)	$47.8	$1,927.4

Net income			161.3			3.3	164.6
Unrecognized gain reclassified to earnings, net of tax effect of $0.3				(0.4)			(0.4)
Translation adjustment				(105.4)		2.0	(103.4)
Pension and other postretirement liability adjustment, net of tax effect of $6.8				12.1			12.1
Total comprehensive income							72.9
Cash dividends declared on common stock ($0.72 per share)			(77.7)				(77.7)
Stock incentive programs and related tax withholdings (252,492 shares)		(4.0)					(4.0)
Excess tax benefit from share- based payment arrangements		1.2					1.2
Share-based compensation		13.5					13.5
Purchase of subsidiary shares from noncontrolling interests		(48.4)		11.8		(53.1)	(89.7)
Purchase of 5,000,000 shares of common stock					(161.1)		(161.1)

Balance at September 30, 2011	$12.7	$530.3	$1,835.5	$9.2	$(705.2)	$—	$1,682.5

Balance at December 31, 2011	$12.7	$532.4	$1,832.9	$(90.7)	$(705.2)	—	$1,582.1

Net income			133.7				133.7
Unrecognized gain reclassified to earnings, net of tax effect of $0.1				(0.1)			(0.1)
Translation adjustment				(42.8)			(42.8)
Pension and other postretirement liability adjustment, net of tax effect of $9.0				15.7			15.7
Total comprehensive income							106.5
Cash dividends declared on common stock ($0.75 per share)			(79.3)				(79.3)
Stock incentive programs and related tax withholdings (301,689 shares)		(5.1)					(5.1)
Excess tax benefit from share- based payment arrangements		0.3					0.3
Share-based compensation		13.1					13.1

Balance at September 30, 2012	$12.7	$540.7	$1,887.3	$(117.9)	$(705.2)	$—	$1,617.6
See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  Certain prior year amounts have been reclassified to conform to current year presentation.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Note 2 — New Accounting Guidance

Goodwill Impairment Testing

In September 2011, the FASB issued new guidance intended to simplify goodwill impairment testing.  The new guidance allows an entity to perform a qualitative assessment on goodwill impairment to determine whether a quantitative assessment is necessary.  It is not expected that the adoption will have an impact on the Company’s consolidated financial position, results of operations, or cash flows.

Note 3 — Facility Consolidation and Other Costs

2011 Program

During the fourth quarter of 2011, the Company initiated a facility consolidation and other costs program (“2011 Program”) to improve efficiencies and reduce fixed costs.  As a part of this program, the Company announced the planned closure of five facilities. As of September 30, 2012, manufacturing operations had ceased at four of these manufacturing facilities.  Most of the production from these five facilities is being transferred to other facilities.  In the second quarter of 2012, management revised the total estimated 2011 Program costs to approximately $86 million, related to an increase in employee-related costs in the Flexible Packaging segment.  The total estimated 2011 Program costs include $32 million in employee costs, $33 million in fixed asset accelerated depreciation and write-downs, and $21 million in other facility consolidation costs.  These amounts exclude any potential gain to be recognized on the sale of property. Expenses in the third quarter of 2012 were $9.4 million, primarily consisting of accelerated depreciation and equipment relocation. The estimated 2011 Program costs by reportable segment follow:

(in millions)	Flexible Packaging	Pressure Sensitive	Corporate	Total Facility Consolidation and Other Costs
2011 net expense accrued	$34.9	$2.8	$0.7	$38.4
2012 year-to-date net expense accrued	26.2	—	0.1	26.3
Expense incurred through September 30, 2012	61.1	2.8	0.8	64.7
Estimated future expense	21.3	—	—	21.3
Total estimated costs	$82.4	$2.8	$0.8	$86.0

An analysis of the 2011 Program accruals follows:

(in millions)	Employee Costs	Fixed Asset Related	Other Costs	Total Facility Consolidation and Other Costs
Reserve balance at December 31, 2011	$23.1	$—	$0.2	$23.3
Net expense accrued	5.0	14.2	7.1	26.3
Utilization (cash payments or otherwise settled)	(13.3)	(14.2)	(7.3)	(34.8)
Translation adjustments and other	1.2	—	—	1.2
Reserve balance at September 30, 2012	$16.0	$—	$—	$16.0

2012 Program

During the second quarter of 2012, the Company expanded its facility consolidation and other costs program (“2012 Program”) to further improve efficiencies and reduce costs within its Flexible Packaging segment.  As a part of this program, the Company announced the planned closure of an additional four production locations, including three facilities outside of the United States, and the relocation of the majority of the production to other facilities.  The total estimated 2012 Program costs of approximately $55 million include $23 million in employee-related costs, $17 million in fixed asset accelerated depreciation and write-downs, and $15 million in other facility consolidation costs.  The amounts exclude any potential gain to be recognized on the sale of property. Expenses in the third quarter of 2012 were $12.0 million, primarily consisting of accelerated depreciation. The estimated 2012 Program costs by the Flexible Packaging reportable segment follow:

(in millions)	Flexible Packaging
Expense incurred through September 30, 2012	$23.1
Estimated future expense	32.3
Total estimated costs	$55.4

An analysis of the 2012 Program accruals follows:

(in millions)	Employee Costs	Fixed Asset Related	Other Costs	Total Facility Consolidation and Other Costs
Net expense accrued	$12.5	$8.3	$2.3	$23.1
Utilization (cash payments or otherwise settled)	(2.1)	(8.3)	(2.3)	(12.7)
Translation adjustments and other	0.3	—	—	0.3
Reserve balance at September 30, 2012	$10.7	$—	$—	$10.7

Plant closings associated with each of the facility consolidation programs are expected to be completed in early 2013.  Included in employee-related costs is a partial withdrawal liability provision which represents the Company’s best estimate for the cost to exit a multiemployer plan related to a facility that is scheduled to cease operations at year-end.  Cash payments for these programs in the three and nine months ended September 30, 2012 totaled $11.2 million and $23.7 million respectively.  Cash payments for the balance of 2012 are expected to be approximately $24 million, with the balance of $43 million to be paid in 2013.  These amounts exclude any potential cash proceeds to be received on the sale of property. The costs related to facility consolidation activities have been recorded on the consolidated statement of income as facility consolidation and other costs. The accruals related to facility consolidation activities have been recorded on the consolidated balance sheet as other current liabilities.

Note 4 — Acquisitions

On August 22, 2012, the Company acquired two flexible packaging businesses in Australia and New Zealand. The acquisition supports the Company’s strategy to enhance its presence in the Asia-Pacific region. The combined purchase price of approximately $19.1 million was financed with commercial paper and is subject to customary post-closing adjustments. Pro forma results of operations and other disclosures for the acquisitions noted above have not been presented, as they were immaterial to the reported results.

Note 5 — Financial Assets and Financial Liabilities Measured at Fair Value

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The Company’s non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, and long-term debt.  At September 30, 2012 and December 31, 2011, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.

Fair value disclosures are classified based on the fair value hierarchy.  Level 1 fair value measurements represent exchange-traded securities which are valued at quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.  Level 2 fair value measurements are determined using input prices that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.  Level 3 fair value measurements are determined using unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The fair value measurements of the Company’s long-term debt, including current maturities, represent exchange-traded securities which are valued at quoted prices or using input prices that are directly observable or indirectly observable through corroboration with observable market data.  The carrying values and estimated fair values of long-term debt, including current maturities, at September 30, 2012 and December 31, 2011 follow:

	September 30, 2012		December 31, 2011
(in millions)	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
Total long-term debt	$1,494.2	$1,662.5	$1,567.5	$1,702.4

The fair values for derivatives are based on inputs other than quoted prices that are observable for the asset or liability.  These inputs include foreign currency exchange rates and interest rates.  The financial assets and financial liabilities are primarily valued using standard calculations / models that use as their basis readily observable market parameters.  Industry standard data providers are the primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes.

	Fair Value As of September 30, 2012	Fair Value As of December 31, 2011
(in millions)	(Level 2)	(Level 2)
Interest rate swaps — net asset (liability) position	$20.6	$3.3

Note 6 — Derivative Instruments

The Company enters into derivative transactions to manage exposures arising in the normal course of business.  The Company does not enter into derivative transactions for speculative or trading purposes.  The Company recognizes all derivative instruments on the balance sheet at fair value.  Derivatives not designated as hedging instruments are adjusted to fair value through income.  Depending on the nature of derivatives designated as hedging instruments, changes in the fair value are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in shareholders’ equity through other comprehensive income until the hedged item is recognized.  Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

The Company enters into forward exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  Forward exchange contracts generally have maturities of less than six months and relate primarily to major Western European currencies for the Company’s European operations, the U.S. dollar for the Company’s Brazilian operations, and the U.S. and Australian dollars for the Company’s New Zealand and Australian operations.  The Company has not designated these derivative instruments as hedging instruments.  At September 30, 2012, and December 31, 2011, the Company had outstanding forward exchange contracts with notional amounts aggregating $7.7 million and $9.8 million, respectively.  The net settlement amount (fair value) related to active forward exchange contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other operating (income) expense, net, which offsets the related transaction gains or losses. The net settlement amounts were immaterial for all periods presented.

The Company entered into currency swap contracts to manage changes in the fair value of U.S. dollar denominated debt held in Brazil.  The contracts effectively converted a portion of that debt to the functional currency of its Brazilian operation.  These currency swap contracts generally had maturities that matched the maturities of the underlying debt.  The Company had not designated these derivative instruments as hedging instruments.  There were no outstanding currency swap contracts as of September 30, 2012 and December 31, 2011.  The fair value related to swap contracts was recorded on the balance sheet as either a current or long-term asset or liability and as an element of other non-operating (income) expense, net, which offset the related transaction gains or losses.

The Company enters into interest rate swap contracts to economically convert a portion of the Company’s fixed-rate debt to variable rate debt.  During the fourth quarter of 2011, the Company entered into four interest rate swap agreements with a total notional amount of $400 million.  These contracts were designated as fair value hedges of the Company’s $400 million 4.50 percent fixed-rate debt due in 2021.  The variable rate for each of the interest rate swaps is based on the six-month London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread.  The variable rates are reset semi-annually at each net settlement date.  The net settlement benefit to the Company, which is recorded as a reduction in interest expense, was $1.8 million and $5.1 million for the three and nine months ended September 30, 2012, respectively.  The swap was not in place during the first nine months of 2011.  Fair values of these interest rate swaps are determined using discounted cash flow or other appropriate methodologies.  Asset positions are included in deferred charges and other assets with a corresponding increase in long-term debt.  Liability positions are included in other liabilities and deferred credits with a corresponding decrease in long-term debt.

The Company is exposed to credit loss in the event of non-performance by counterparties in forward exchange contracts, currency swaps, and interest rate swap contracts.  Collateral is generally not required of the counterparties or of the Company.  In the event a counterparty fails to meet the contractual terms of a currency swap or forward exchange contract, the Company’s risk is limited to the fair value of the instrument.  The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.  The Company has not had any historical instances of non-performance by any counterparties, nor does it anticipate any future instances of non-performance.

The fair values, balance sheet presentation, and the hedge designation status of derivative instruments at September 30, 2012 and December 31, 2011 are presented in the table below:

(in millions)	Balance Sheet Location	Fair Value As of September 30, 2012	Fair Value As of December 31, 2011
Asset Derivatives
Interest rate swaps — designated as hedge	Deferred charges and other assets	$20.6	$3.3

The income statement impact of derivative instruments not designated as hedging instruments is presented in the table below:

		Amount of Gain (Loss) Recognized in Income on Derivatives
		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	Location of Gain (Loss) Recognized in Income on Derivatives	2012	2011	2012	2011
Currency swap contracts	Other non-operating (income) expense, net	$—	$0.1	$—	$(1.8)
Forward exchange contracts	Other operating (income) expense, net	—	(1.3)	0.9	0.6
Total		$—	$(1.2)	$0.9	$(1.2)

Note 7 — Inventories

Inventories are valued at the lower of cost, as generally determined by the first-in, first-out (FIFO) method, or market.  Inventory values using the FIFO method of accounting approximate replacement cost.  Inventories are summarized as follows:

(in millions)	September 30, 2012	December 31, 2011
Raw materials and supplies	$216.6	$225.2
Work in process and finished goods	437.0	420.8
Total inventories	$653.6	$646.0

Note 8 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable business segment follow:

(in millions)	Flexible Packaging Segment	Pressure Sensitive Materials Segment	Total
Reported balance at December 31, 2011	$996.0	$52.4	$1,048.4
Acquisitions and acquisition adjustments	2.9	—	2.9
Currency translation	(15.8)	0.1	(15.7)
Reported balance at September 30, 2012	$983.1	$52.5	$1,035.6

The components of amortized intangible assets follow:

	September 30, 2012		December 31, 2011
(in millions)	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets	Amount	Amortization	Amount	Amortization
Contract based	$21.0	$(13.7)	$20.8	$(13.6)
Technology based	91.3	(39.5)	91.3	(35.3)
Marketing related	25.0	(14.3)	26.3	(13.9)
Customer based	197.5	(61.5)	201.0	(54.1)
Reported balance	$334.8	$(129.0)	$339.4	$(116.9)

Amortization expense for intangible assets was $13.9 million and $13.7 million during the first nine months of 2012 and 2011, respectively.  Estimated amortization expense for the remainder of 2012 is $4.4 million; $17.7 million for 2013; $16.9 million for 2014; and $16.6 million for each of the years 2015 through 2017.  The Company does not have any accumulated impairment losses.

Note 9 — Components of Net Periodic Benefit Cost

Benefit costs for defined benefit pension plans are shown below.  The funding policy and assumptions disclosed in the Company’s 2011 Annual Report on Form 10-K are expected to continue unchanged throughout 2012.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2012	2011	2012	2011
Service cost — benefits earned during the period	$3.7	$3.3	$11.0	$10.1
Interest cost on projected benefit obligation	8.4	8.8	25.4	26.5
Expected return on plan assets	(10.9)	(10.1)	(32.7)	(30.3)
Amortization of unrecognized transition obligation	0.1	0.1	0.2	0.2
Amortization of prior service cost	0.3	0.5	1.1	1.6
Recognized actuarial net loss	7.1	5.9	21.2	17.6
Settlement loss (gain)	—	—	3.1	(2.5)
Net periodic benefit cost	$8.7	$8.5	$29.3	$23.2

Costs for defined contribution pension plans were $5.3 million and $16.1 million for the three and nine months ended September 30, 2012, respectively, and were $9.8 million for the nine months ended September 30, 2011.  A reduction in defined contribution pension plans accruals created a benefit of $0.1 million for the three months ended September 30, 2011. Benefit costs for other post retirement plans were not significant during the periods presented.

Note 10 — Accumulated Other Comprehensive (Income) Loss

In the first quarter of 2012, the Company made a cumulative correction of an error related to the translation of its Argentina operations from its functional currency of the Argentinean peso into its reporting currency.  This resulted in a $2.1 million decrease in property and equipment, a $4.0 million decrease in goodwill, with a corresponding offset to the foreign currency translation component of accumulated other comprehensive loss.  This correction also decreased first quarter 2012 Comprehensive income by $6.1 million.  This correction did not have a material impact on the Company’s current or previously issued consolidated financial statements.

The components of total comprehensive income (loss) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2012	2011	2012	2011
Comprehensive income (loss) attributable to Bemis Company, Inc.	$67.3	$(109.4)	$106.5	$67.6
Comprehensive income (loss) attributable to noncontrolling interests	—	0.3	—	5.3
Total comprehensive income (loss)	$67.3	$(109.1)	$106.5	$72.9

The components of accumulated other comprehensive loss are as follows as of:

	September 30,	December 31,
(in millions)	2012	2011
Foreign currency translation	$86.0	$128.8
Pension and other postretirement liability adjustment, net of tax effect of $121.1 and $130.1	(203.9)	(219.6)
Unrecognized gain on derivative	—	0.1
Accumulated other comprehensive loss	$(117.9)	$(90.7)

Note 11 — Noncontrolling Interests

During the third quarter of 2011, the Company completed the purchase of the shares owned by the noncontrolling interest of its Brazilian subsidiary, Dixie Toga, Ltda. (formerly Dixie Toga, S.A.), for approximately $90 million. The remaining outstanding equity in American Plast S.A. was acquired by the Company during the first quarter of 2011 for approximately $0.4 million.  The differences between the total consideration paid and the noncontrolling interest adjustments were recorded as adjustments to capital in excess of par value. The following table summarizes the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity:

	Nine Months Ended September 30,
(in millions)	2012	2011
Net income attributable to Bemis Company, Inc.	$133.7	$161.3
Transfers to noncontrolling interests:
Decrease in Bemis Company, Inc.’s capital in excess of par value due to purchase of Dixie Toga S.A. preferred shares	—	(48.2)
Decrease in Bemis Company, Inc.’s capital in excess of par value due to purchase of American Plast S.A. common shares	—	(0.2)
Net transfers to noncontrolling interests	—	(48.4)
Change from net income attributable to Bemis Company, Inc. and transfers to noncontrolling interests	$133.7	$112.9

Note 12 — Earnings Per Share Computations

The Company considers unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) to be participating securities, and thus includes them in the two-class method of computing earnings per share.  Participating securities include a portion of the Company’s unvested employee stock awards, which receive nonforfeitable cash payments equal to the dividend on the Company’s common stock.  The calculation of earnings per share for common stock shown below excludes the income attributable to the participating securities from the numerator and excludes the dilutive impact of those awards from the denominator.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share amounts)	2012	2011	2012	2011
Numerator
Net income attributable to Bemis Company, Inc.	$47.4	$55.9	$133.7	$161.3
Income allocated to participating securities	(0.4)	(0.8)	(1.5)	(2.4)
Net income available to common shareholders (1)	$47.0	$55.1	$132.2	$158.9
Denominator
Weighted average common shares outstanding — basic	103.3	103.3	103.2	105.2
Dilutive shares	0.6	0.5	0.7	0.4
Weighted average common and common equivalent shares outstanding — diluted	103.9	103.8	103.9	105.6
Per common share income
Basic	$0.46	$0.53	$1.28	$1.51
Diluted	$0.45	$0.53	$1.27	$1.51
(1) Basic weighted average common shares outstanding	103.3	103.3	103.2	105.2
Basic weighted average common shares outstanding and participating securities	104.2	104.8	104.3	106.8
Percentage allocated to common shareholders	99.1%	98.6%	98.9%	98.5%

     Certain stock options and stock awards outstanding were not included in the computation of diluted earnings per share above because they would not have had a dilutive effect. The excluded stock options and stock awards represented an aggregate of 0.1 million shares for the three months ending September 30, 2011. There were no anti-dilutive stock options or stock awards outstanding for the other periods presented.

Note 13 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental-related litigation and routine litigation arising in the ordinary course of business.  Although it is difficult to predict the ultimate outcome of these cases, the Company believes, except as discussed below, that any ultimate liability would not have a material adverse effect on the Company’s consolidated financial condition or results of operations.

Environmental Matters

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state and foreign laws in proceedings associated with seventeen sites around the United States and one in Brazil.  These proceedings were instituted by the United States Environmental Protection Agency and certain state and foreign environmental agencies at various times beginning in 1983.  Superfund and similar state and foreign laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, the Company expects its liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has accrued an amount that it believes to be adequate to cover its exposure.

São Paulo Tax Dispute

Dixie Toga Ltda (Dixie Toga), acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil (the City).  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $54.0 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the September 30, 2012 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the city of São Paulo.  A decision by the Lower Tax Court in the city of São Paulo in 2002 cancelled all of the assessments for the years 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga had each appealed parts of the lower court decision.  On February 8, 2010, the São Paulo Court of Justice issued a Decision in favor of Dixie Toga.  This Decision has been appealed by the City of São Paulo.  In the event of a successful appeal by the City and an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also asserted the applicability of the city services tax for the subsequent years 1996-2001 and has issued assessments for those years for Dixie Toga and for Itap Bemis Ltda., a Dixie Toga subsidiary.  The assessments for those years were upheld at the administrative level and are being challenged by the companies.  The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $8.1 million for Itap Bemis and $26.2 million for Dixie Toga, translated to U.S. dollars at the September 30, 2012 exchange rate.  In the event of an adverse resolution, the estimated amounts for these years could be increased by $48.2 million for Itap Bemis and $140.1 million for Dixie Toga for interest, monetary adjustments and costs.

The 1996-2001 assessments for Dixie Toga are currently being challenged in the courts.  In pursuing its challenge through the courts, taxpayers are generally required, in accordance with court procedures, to pledge assets as security for its lawsuits.  Under certain circumstances, taxpayers may avoid the requirement to pledge assets.  Dixie Toga has secured a court injunction that avoids the current requirement to pledge assets as security for its lawsuit related to the 1996-2001 assessments.

The City has also asserted the applicability of the city services tax for the subsequent years 2004-2009.  The assessments issued by the City for these years have been received and are being challenged by the Company at the administrative level.  The assessments for possible tax, penalties, and interest are estimated to be approximately $47.0 million, translated to U.S. dollars at the September 30, 2012 exchange rate.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo. The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter. An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

Brazil Investigation

     On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary. The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries. Given the preliminary nature of the proceedings, the Company is unable at the present time to predict the outcome of this matter.

Multiemployer Defined Benefit Pension Plans

The Company contributes to three multiemployer defined benefit pension plans based on obligations arising under collective bargaining agreements covering union-represented employees.  The Company does not directly manage these multiemployer pension plans, which are generally managed by boards of trustees, half of whom are appointed by the unions and the other half by employers contributing to the plans.  Based on the information provided by the plan administrators, the Company is aware that two of these plans are underfunded.  In addition, pension-related legislation requires underfunded pension plans to improve their funding ratios within prescribed intervals based on the level of their underfunding.  As a result, the Company expects its contributions to the underfunded plans to increase in the future.

Under current law regarding multiemployer defined benefit plans, a plan’s termination, the Company’s voluntary partial or full withdrawal, or the mass withdrawal of all contributing employers from any underfunded multiemployer pension plan would require the Company to make payments to the plan for the Company’s proportionate share of the multiemployer pension plan’s unfunded vested liabilities. Based on the information available from plan administrators, the Company estimates its share of withdrawal liability on its multiemployer pension plans to be approximately $30 million based on a voluntary withdrawal. This estimate excludes amounts for which the Company has recorded withdrawal liabilities as part of its facility consolidation and other costs program.  The majority of the plans in which the Company participates have a calendar year-end valuation date.  As such, the majority of the estimated withdrawal liability results from plans for which the valuation date was December 31, 2010.  Due to lack of current information, the Company believes that its current share of the withdrawal liability could materially differ from this estimate.  In addition, if a multiemployer defined benefit pension plan fails to satisfy certain minimum funding requirements, the IRS may impose a nondeductible excise tax of 5 percent on the amount of the accumulated funding deficiency for those employers contributing to the fund.

The Company recorded charges related to the partial withdrawal from the GCIU — Employee Retirement Fund in the fourth quarter of 2011 and the second quarter of 2012 as part of the Company’s 2011 and 2012 facility consolidation programs. The expense recorded represents the Company’s best estimate of the expected settlement of these partial withdrawal liabilities.  While it is not possible to quantify the potential impact of future actions, further reductions in participation or withdrawal from these multiemployer pension plans could have a material impact on the Company’s consolidated annual results of operations, financial position, or cash flows.

Note 14 — Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials, based on their similar economic characteristics, products, production process, types of customers, and distribution methods.  Both internal and external reporting conform to this organizational structure, with no significant differences in accounting policies applied.  Intersegment sales are generally priced to reflect nominal markups.  The Company evaluates the performance of its segments and allocates resources to them based on several factors including operating profit, which is defined as profit before general corporate expense, interest expense, other non-operating (income) expense, income taxes, and noncontrolling interests.  While there are similarities in selected technology and manufacturing processes utilized between the Company’s business segments, notable differences exist in products, application and distribution of products, and customer base.

A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Business Segments (in millions)	2012	2011	2012	2011
Net sales to unaffiliated customers:
Flexible Packaging	$1,153.2	$1,216.8	$3,485.4	$3,616.4
Pressure Sensitive Materials	135.7	142.0	423.4	439.0

Intersegment sales:
Flexible Packaging	(0.8)	(0.7)	(2.7)	(2.2)
Pressure Sensitive Materials	(0.3)	(0.2)	(0.8)	(0.7)
Total net sales	$1,287.8	$1,357.9	$3,905.3	$4,052.5

Operating profit and pretax profit:
Flexible Packaging operating profit	$131.7	$117.4	$363.8	$350.0
Flexible Packaging facility consolidation and other costs	(21.4)	—	(49.3)	—
Net Flexible Packaging operating profit	110.3	117.4	314.5	350.0

Pressure Sensitive Materials operating profit	7.7	8.0	28.3	29.6

General corporate expenses	(28.1)	(21.2)	(81.6)	(66.9)

Operating income	89.9	104.2	261.2	312.7

Interest expense	17.0	18.4	54.8	54.8
Other non-operating (income) expense, net	(1.3)	(1.4)	(2.2)	—
Income before income taxes	$74.2	$87.2	$208.6	$257.9

Business Segments (in millions)	September 30, 2012	December 31, 2011
Total assets:
Flexible Packaging	$3,632.2	$3,687.6
Pressure Sensitive Materials	313.8	302.1
Total identifiable assets (1)	3,946.0	3,989.7
Corporate assets (2)	330.9	330.7
Total	$4,276.9	$4,320.4
(1)    Total assets by business segment include only those assets that are specifically identified with each segment’s operations.
(2)  Corporate assets are principally cash and cash equivalents, prepaid expenses, prepaid income taxes, prepaid pension benefit costs, and corporate tangible and intangible property.